EXHIBIT I



TEEKAY CORPORATION
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08 Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS
FIRST QUARTER RESULTS

Highlights

- Generated cash flow from vessel operations of $184.8 million, up from $138.4 million in the prior quarter
- Reported first quarter net income of $15.2 million, or $0.21 per share (including specific items, predominantly unrealized losses relating to foreign exchange translation and interest rate swaps, which decreased net income by $45.6 million, or $0.62 per share) [1]
- Completed follow-on equity offering of Teekay LNG Partners L.P. in April 2008
- Repurchased 499,200 shares for $20.5 million

Hamilton, Bermuda, May 14, 2008 - Teekay Corporation (*Teekay* or *the Company*) (NYSE: TK) today reported net income of $15.2 million, or $0.21 per share, for the quarter ended March 31, 2008, compared to net income of $76.4 million, or $1.02 per share, for the quarter ended March 31, 2007. The results for the quarters ended March 31, 2008 and 2007 included a number of specific items (predominantly unrealized losses relating to foreign exchange translation and interest rate swaps) that had the net effect of decreasing net income by $45.6 million, or $0.62 per share, and by $7.4 million, or $0.10 per share, respectively, as detailed in *Appendix A* to this release. Net revenues[2] for the first quarter of 2008 increased to $567.7 million from $459.5 million for the same period in 2007, and income from vessel operations decreased to $110.9 million from $125.5 million.

Teekay LNG Partners Follow-on Equity Offering

On April 23, 2008, Teekay LNG Partners L.P. (*Teekay LNG*) completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of $143.75 million. Subsequently, on May 8, 2008, the underwriters exercised 50 percent, or 375,000 common units, of their 30-day over-allotment option resulting in an additional $10.8 million in gross proceeds to Teekay LNG. The underwriters can exercise the remaining amount of their over-allotment option until May 23, 2008.

Concurrent with the public offering, Teekay acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, Teekay LNG has raised gross equity proceeds of $208.7 million (including the general partner's proportionate capital contribution), and Teekay's ownership of Teekay LNG has been reduced from 63.7 percent to 57.7 percent (including its 2 percent general partner interest).

The total net proceeds from the offering of approximately $202.5 million will be used to reduce amounts outstanding under Teekay LNG's revolving credit facilities which were, and will be used to fund the acquisitions of the Kenai and RasGas 3 LNG vessels.

Supplemental Financial Information

Appendix B to this release includes supplemental financial information for each of the Company's publicly-listed subsidiaries, Teekay LNG Partners L.P., Teekay Offshore Partners L.P., Teekay Tankers Ltd., Teekay Petrojarl ASA, and the remaining businesses (referred to as Teekay Corp. Standalone) and the consolidation adjustments required to reconcile to Teekay Corporation's consolidated balance sheet and statement of income as at and for the three months ended March 31, 2008.

(1) Please refer to *Appendix A* to this release for information about specific items affecting net income.

(2) Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

During the first quarter of 2008, fixed-rate businesses generated approximately 63 percent of the Company's cash flow from vessel operations compared to 65 percent in the first quarter of 2007.

The following table highlights certain financial information for Teekay's four main operating segments: the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment (please refer to the "Teekay Fleet" section of this release below and *Appendix B* for further details):

(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Three Months Ended March 31, 2008 (unaudited)					
Net revenues	219,887	60,135	55,982	231,664	567,668
Vessel operating expenses	86,353	16,370	11,623	31,097	145,443
Time-charter hire expense	35,475	11,720	-	97,726	144,921
Depreciation & amortization	46,074	9,673	14,195	27,765	97,707
Cash flow from vessel operations*	52,065	24,742	38,748	69,227	184,782

(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Three Months Ended March 31, 2007 (unaudited)					
Net revenues	220,149	44,029	37,472	157,806	459,456
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation & amortization	45,722	8,468	10,794	14,279	79,263
Cash flow from vessel operations*	67,128	24,026	25,815	64,264	181,233

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Offshore Segment

The Company's offshore segment is comprised of shuttle tankers, floating storage and off-take (*FSO*) units, and floating production storage and offtake (*FPSO*) units.

Cash flow from vessel operations from the Company's offshore segment decreased to $52.1 million in the first quarter of 2008, compared to $67.1 million in the first quarter of 2007, primarily due to an increase in crewing expenses, the depreciation of the U.S. dollar, and higher than normal vessel repair costs and an associated increase in unscheduled off-hire days in the shuttle tanker fleet. This was partially offset by the transfer of an FSO unit, the *Navion Saga,* to the Offshore Segment in May 2007 upon its commencement of a three-year time-charter, and the delivery of two shuttle tankers upon their commencement of 13-year charters during 2007.

In February 2008, the Siri FPSO was delivered to Brazil and commenced a two-year charter on a milestone heavy crude oil production project for Petroleo Brasileiro S.A. (*Petrobras*). At that time the FPSO was formally named the *Petrojarl Cidade De Rio Das Ostras.* The FPSO completed all of its on-field testing, and began to earn its full charter-hire rate in April 2008.

Teekay today announced that it has offered to sell an additional 25 percent interest in Teekay Offshore Operating L.P. (*OPCO*) to Teekay Offshore. The terms of the offer have not yet been finalized and will be subject to the approval of Teekay Offshore's board of directors and Conflicts Committee. If Teekay Offshore accepts this offer, Teekay will still hold a 49 percent direct interest in OPCO.

Fixed-Rate Tanker Segment

The Company's fixed-rate tanker segment includes its conventional tankers, which are operating on period out-charters with an initial term of three or more years.

Cash flow from vessel operations from the Company's fixed-rate tanker segment increased to $24.7 million in the first quarter of 2008, compared to $24.0 million in the first quarter of 2007. This increase was primarily due to an increase in the size of the Company's fixed-rate tanker fleet, partially offset by an increase in vessel crewing costs.

Liquefied Gas Segment

The liquefied gas segment includes liquefied natural gas (*LNG*) and liquefied petroleum gas (*LPG*) carriers.

The Company's cash flow from vessel operations from its LNG and LPG carriers during the first quarter of 2008 was $38.7 million compared to $25.8 million in the first quarter of 2007. This increase was primarily due to the acquisition of the two Kenai LNG carriers in December 2007, and the inclusion of the results of two of the three RasGas II LNG carriers for only a portion of the first quarter 2007, since these vessels delivered during that quarter.

The first of four RasGas 3 LNG carriers delivered in early May 2008 and the remaining vessels are scheduled to deliver during the second and third quarters of 2008. Teekay has previously agreed to sell its 40 percent interest in these vessels to its subsidiary, Teekay LNG.

Teekay announced today that it has agreed to take over the existing shipbuilding contracts for two advanced 12,000 cubic meter Multigas ships capable of carrying LNG, LPG and Ethylene from subsidiaries of IM Skaugen ASA (*Skaugen*) and Teekay LNG has agreed to acquire the vessels from Teekay upon their delivery. The vessels have a total cost of approximately $94 million and are expected to deliver in the first and second quarters of 2010 and will then immediately commence service on 15-year fixed-rate charters to Skaugen, collectively generating approximately $9.5 million per annum in operating cash flow.

Spot Tanker Segment

The Company's spot tanker segment includes its conventional tankers, which are operating on voyage and period out-charters with an initial term of less than three years.

Cash flow from vessel operations from the Company's spot tanker segment increased to $69.2 million for the first quarter of 2008, from $64.3 million for the first quarter of 2007, primarily due to an increase in the size of the Company's spot tanker fleet, partially offset by an increase in time-charter hire expense and an increase in vessel crewing costs.

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On a net basis, fleet changes increased the total number of revenue days in the Company's spot tanker segment to 7,848 for the first quarter of 2008, compared to 5,118 for the first quarter of 2007. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys.

During the first quarter of 2008, spot tanker freight rates strengthened from the previous quarter primarily driven by growing tanker demand, limited fleet growth, and increasing discrimination against single-hull tankers. Early in the second quarter of 2008, freight rates for crude tankers experienced a considerable counter seasonal increase and have thus far averaged above those experienced during the first quarter of 2008. The strength of the spot tanker markets is being driven primarily by higher volumes of crude imports into China (up approximately 15 percent from the prior year), which in turn is driving higher volumes of ton-mile intensive Atlantic to Pacific crude oil movements.

In its May 2008 report, the International Energy Agency (or *IEA*) estimated 2008 oil demand growth of 1.0 million barrels per day (mb/d), a 1.2 percent increase from 2007. Nearly all of the growth in global oil demand in 2008 is expected to originate from energy intensive developing economies which have so far been only marginally affected by the economic slowdown in the United States.

The trend of tanker sales for conversion to offshore units and dry bulk vessels continues to dampen tanker supply growth. In addition, record-high scrap steel prices have led to an increase in oil tankers being sold for demolition. The removal of these tankers should help keep tanker supply and demand finely-balanced during the remainder of 2008.

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The following table highlights the operating performance of the Company's spot tanker segment measured in net revenues per revenue day or time-charter equivalent (*TCE*), and includes the effect of forward freight agreements (*FFAs*) which are entered into as hedges against a portion of the Company's exposure to spot market rates or for speculative purposes:

Spot Tanker Segment		March 31, 2008		Three Months Ended December 31, 2007		March 31, 2007
Suezmax Tanker Fleet						
Spot revenue days		553		524		242
Average spot rate[1]	$	45,672	$	35,645	$	50,860
Timer Charter revenue days		668		838		182
Average Time Charter rate[2][3]	$	28,138	$	30,204	$	27,307
Aframax Tanker Fleet						
Spot revenue days		3,708		3,407		2,678
Average spot rate[1]	$	36,253	$	25,347	$	38,006
Timer Charter revenue days		142		-		-
Average Time Charter rate[2]	$	31,759		-		-
Large/Medium-Size Product Tanker Fleet						
Spot revenue days		1,062		949		859
Average spot rate[1]	$	27,585	$	21,761	$	24,470
Timer Charter revenue days		813		828		261
Average Time Charter rate[2]	$	22,794	$	22,759	$	29,171
Small Product Tanker Fleet						
Spot revenue days		902		900		896
Average spot rate[1]	$	13,745	$	12,274	$	16,017

(1) Average spot rate includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year, and realized gains and losses from FFAs less than 1 year.

(2) Average time charter rate includes short-term time charters and fixed-rate contracts of affreightment between 1-3 years, and realized gains and losses from synthetic time charters and FFAs between 1-3 years

(3) Suezmax average time charter rate excludes the cost of spot in-chartering vessels for COA cargoes.

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Teekay Fleet

As at April 30, 2008, Teekay's fleet consisted of 200 vessels, including chartered-in vessels, and newbuildings on-order, but excluding vessels managed for third parties.

The following table summarizes the Teekay fleet as at April 30, 2008:

	Number of Vessels [1]			
	Owned Vessels	Chartered-in Vessels	Newbuildings /Conversions	Total
Offshore Segment				
Shuttle Tankers [2]	28	12	4	44
Floating Storage & Offtake ("FSO") Units [3]	5	-	-	5
Floating Production Storage & Offtake ("FPSO") Units [4]	5	-	-	5
Total Offshore Segment	38	12	4	54
Fixed-Rate Tanker Segment				
Conventional Tankers [5]	17	4		21
Total Fixed-Rate Tanker Segment	17	4		21
Liquefied Gas Segment				
LNG Carriers [6]	9	-	10	19
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	10	-	13	23
Spot Tanker Segment				
Suezmaxes [7]	6	5	10	21
Aframaxes [8]	21	26	-	47
Large/Medium Product Tankers	12	10	1	23
Small Product Tankers	-	10	-	10
Total Spot Tanker Segment	39	52	11	102
Total	**104**	**68**	**28**	**200**

(1) Excludes vessels managed on behalf of third parties.
(2) Includes six shuttle tankers in which the Company's ownership interest is 50 percent.
(3) Includes one unit in which the Company's ownership interest is 89 percent.
(4) Includes four FPSOs owned by Teekay Petrojarl ASA, and one FPSO jointly owned by Teekay and Teekay Petrojarl.
(5) Includes eight Suezmax tankers owned by Teekay LNG.
(6) Seven of the existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70 percent interest in two of the LNG newbuildings and Teekay's 40 percent interest in four LNG newbuildings upon delivery of the vessels. Teekay has offered Teekay LNG the opportunity to acquire two of the existing LNG vessels.
(7) Includes two Suezmax tankers owned by Teekay Tankers.
(8) Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay and nine Aframaxes owned by Teekay Tankers.

Capital Expenditures and Liquidity

As of March 31, 2008, the Company's remaining capital commitments relating to its portion of newbuildings and conversions, were as follows:

(in millions)	2008	2009	2010	2011	2012	Total
Offshore Segment	-	$ 23	$ 234	$ 164	-	$ 421
Fixed-Rate Tanker Segment	-	-	-	-	-	-
Liquefied Gas Segment	136	113	37	157	45	488
Spot Tanker Segment	284	207	-	-	-	491
Total	$ 420	$ 343	$ 271	$ 321	$ 45	$ 1,400

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Pre-arranged debt facilities are in place for $1.0 billion of these capital commitments. Additionally, as of March 31, 2008, the Company had total liquidity of $1.7 billion (excluding debt related to capital commitments), comprised of $556 million in cash and cash equivalents and $1.1 billion in undrawn credit facilities.

Share Repurchase Program

Since February 27, 2008, the previous date the Company reported the status of its share repurchase program, the Company has repurchased 499,200 shares of its common stock at an average price of $41.09 per share, resulting in the completion of its existing share repurchase authorization.

As at March 31, 2008, the Company had 72.3 million common shares outstanding.

About Teekay

Teekay Corporation transports more than 10 percent of the world's seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 200 vessels, offices in 22 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Earnings Conference Call

The Company plans to host a conference call on Thursday, May 15, 2008 at 11:00 a.m. (ET) to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight May 21, 2008, by dialing (888) 203-1112 or (647) 436-0148, access code 4357036, or via the Company's web site until June 15, 2008.


For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 844-6654

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekay.com

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	March 31, 2008 (unaudited)	Three Months Ended December 31, 2007 (unaudited)	March 31, 2007 (unaudited)
REVENUES	736,391	673,046	578,395
OPERATING EXPENSES			
Voyage expenses	168,723	158,915	118,939
Vessel operating expenses [1]	145,443	138,243	97,441
Time-charter hire expense	144,921	145,860	98,501
Depreciation and amortization	97,707	94,697	79,263
General and administrative [1]	67,671	60,081	58,797
(Gain) loss on sale of vessels and equipment	(496)	1,055	-
Restructuring charge	1,500	-	-
	625,469	598,851	452,941
Income from vessel operations	110,922	74,195	125,454
OTHER ITEMS			
Interest expense	(87,188)	(82,009)	(60,383)
Interest income	18,359	19,529	16,168
Income tax (expense) recovery	(2,726)	11,709	4,082
Equity loss from joint ventures	(3,609)	(7,063)	(1,595)
Foreign exchange loss	(29,483)	(7,407)	(5,888)
Minority interest income (expense)	3,472	(1,284)	(5,640)
Other – net	5,431	1,806	4,177
	(95,744)	(64,719)	(49,079)
Net income	15,178	9,476	76,375
Earnings per common share			
- Basic			
- Diluted	$ $0.21	$ $0.13	$ $1.02
Weighted-average number of common shares outstanding			
- Basic	72,644,397	72,962,375	73,129,585
- Diluted	73,435,167	74,168,422	74,545,165

[1] The Company has entered into foreign exchange forward contracts which are economic hedges of vessel operating expenses and general and administrative expenses, however, certain of these forward contracts have not been designated as cash flow hedges pursuant to US GAAP. As a result, gains and losses from these undesignated contracts are reflected in Foreign exchange loss on the above Statement of Income. During the three months ended March 31, 2008, the Company recorded approximately $4.7 million of gains relating to these undesignated forward contracts which effectively reduces the Company's vessel operating expenses and general and administrative expenses.

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31, 2008 (unaudited)	As at December 31, 2007 (unaudited)
ASSETS		
Cash and cash equivalents	555,673	442,673
Other current assets	480,458	461,546
Restricted cash – current	36,343	33,479
Vessels held for sale	42,704	79,689
Restricted cash – long-term	663,471	652,717
Vessels and equipment	6,389,565	6,229,809
Advances on newbuilding contracts	682,178	617,066
Other assets	840,898	848,632
Intangible assets	267,769	259,952
Goodwill	447,323	434,590
Total Assets	10,406,382	10,060,153
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	426,990	364,635
Current portion of long-term debt	538,052	474,873
Long-term debt	5,583,863	5,285,397
Other long-term liabilities / In process revenue contracts	834,662	719,884
Minority interest	487,357	527,494
Stockholders' equity	2,535,458	2,687,870
Total Liabilities and Stockholders' Equity	10,406,382	10,060,153

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,	
	2008	**2007**
	(unaudited)	**(unaudited)**
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	72,993	81,223
FINANCING ACTIVITIES		
Net proceeds from long-term debt	561,918	588,782
Scheduled repayments of long-term debt	(24,438)	(11,734)
Prepayments of long-term debt	(232,111)	(218,000)
Decrease (increase) in restricted cash	2,651	(81,078)
Repurchase of common stock	(20,512)	(3,035)
Other	(20,579)	(5,696)
Net financing cash flow	266,929	269,239
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(292,917)	(187,883)
Proceeds from sale of vessels and equipment	36,630	-
Purchase of marketable securities	(520)	(88,233)
Proceeds from sale of marketable securities	7,283	12,782
Loan to joint ventures	(3,085)	(61,601)
Other	25,687	1,273
Net investing cash flow	(226,922)	(323,662)
Increase in cash and cash equivalents	113,000	26,800
Cash and cash equivalents, beginning of the period	442,673	343,914
Cash and cash equivalents, end of the period	555,673	370,714

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TEEKAY CORPORATION
APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company's net income for the three months ended March 31, 2008 and 2007, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

	Three Months Ended March 31, 2008 (unaudited)		Three Months Ended March 31, 2007 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels and equipment	496	0.01	-	-
Foreign currency exchange losses [1]	(34,223)	(0.47)	(5,888)	(0.08)
Deferred income tax expense on unrealized foreign exchange gains [2]	(8,396)	(0.11)	(3,331)	(0.04)
Unrealized losses from interest rate swaps	(11,455)	(0.16)	-	-
Net effect from non-cash changes in purchase price allocation for the acquisition of 50 percent of OMI Corporation [3]	(3,944)	(0.05)	-	-
Other [4]	(4,098)	(0.06)	-	-
Minority owners' share of items above [5]	16,053	0.22	1,850	0.02
Total	(45,567)	(0.62)	(7,369)	(0.10)

(1) Foreign currency exchange gains and losses primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized and have been included in the amounts in the above table except for $4.7 million of gains from foreign exchange forward contracts relating to vessel operating expenses and general and administrative expenses not designated as hedges.

(2) Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(3) Primarily relates to changes in amortization of intangible assets as a result of adjustments to the purchase price allocation of OMI Corporation.

(4) Primarily relates to a change in a non-cash deferred tax balance related to 2006, settlement of a previous claim against OMI Corporation, and loss on bond repurchases (8.875% Notes due 2011).

(5) Primarily relates to minority owners' share of foreign currency exchange losses and unrealized losses from interest rate swaps.

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TEEKAY CORPORATION
APPENDIX B - SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT MARCH 31, 2008
(in thousands of U.S. dollars)
(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Petrojarl	Teekay Corp. Standalone	Consolidation Adjustments	Total
ASSETS							
Cash and cash equivalents	137,791	94,593	44,477	48,210	230,602		555,673
Other current assets	104,342	23,316	13,189	67,819	314,496		523,162
Restricted cash (current & non-current)	-	694,556	-	3,254	2,004		699,814
Other assets	92,976	375,761	(1,212)	(11,257)	384,630		840,898
Vessels and equipment	1,683,238	1,582,031	265,406	1,179,033	1,679,857		6,389,565
Advances on vessels	-	318,551	-	-	363,627		682,178
Equity investment in subsidiaries	-	-	-	-	1,527,711	(1,527,711)	-
Intangibles and goodwill	179,952	187,932	-	228,969	118,239		715,092
TOTAL ASSETS	2,198,299	3,276,740	321,860	1,516,028	4,621,166	(1,527,711)	10,406,382
LIABILITIES AND EQUITY							
Accounts payable and accrued liabilities	75,659	57,390	7,744	142,050	222,389		505,232
Current portion of debt and leases	82,743	244,040	3,600	35,850	171,819		538,052
Long-term debt and capital leases	1,476,680	2,097,399	144,600	410,150	1,455,034		5,583,863
Other long-term liabilities	157,775	104,646	10,809	250,591	232,599		756,420
Minority interest [(1)]	25,759	15,879	-	655	3,867	441,197	487,357
Equity	379,683	757,386	155,107	676,732	2,535,458	(1,968,908)	2,535,458
TOTAL LIABILITIES AND EQUITY	2,198,299	3,276,740	321,860	1,516,028	4,621,166	(1,527,711)	10,406,382

(1) Minority interest in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners' share of the joint ventu assets. Minority interest in the Consolidation Adjustments column represents the public's share of the net assets of Teekay's publicly-traded subsidiaries.

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TEEKAY CORPORATION
APPENDIX B - SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2008
(in thousands of U.S. dollars)
(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Petrojarl	Teekay Corp. Standalone	Consolidation Adjustments	Total
Voyage revenues	203,786	66,022	26,671	93,849	400,656	(54,593)	736,391
Voyage expenses	51,377	295	96	-	116,955		168,723
Vessel operating expense	41,486	15,400	5,580	46,662	36,315		145,443
Time charter hire expense	33,646	-	-	6,994	158,874	(54,593)	144,921
Depreciation and amortization	32,546	16,072	3,489	18,003	27,597		97,707
General and administrative	15,594	3,960	1,321	13,677	33,119		67,671
Gain on disposal of vessels and equipment	-	-	-	-	(496)		(496)
Restructuring charge	-	-	-	-	1,500		1,500
Total operating expenses	174,649	35,727	10,486	85,336	373,864	(54,593)	625,469
Income from vessel operations	29,137	30,295	16,185	8,513	26,792	-	110,922
Net interest expense	(22,717)	(21,111)	(2,142)	(4,022)	(18,837)		(68,829)
Income tax recovery (expense)	(197)	(323)	-	-	(2,206)		(2,726)
Equity income (loss)	-	(64)	-	-	(3,545)		(3,609)
Equity in earnings of subsidiaries [1]	-	-	-	-	(3,196)	3,196	-
Foreign exchange gain (loss)	(3,338)	(33,891)	(5)	(5,722)	13,473		(29,483)
Minority interest income (expense) [2]	(633)	95	-	-	(356)	4,366	3,472
Other (net)	2,625	(1)	-	(247)	3,054		5,431
Total other income	(24,260)	(55,295)	(2,147)	(9,991)	(11,613)	7,562	(95,744)
NET INCOME (LOSS)	4,877	(25,000)	14,038	(1,478)	15,179	7,562	15,178
CASH FLOW FROM VESSEL OPERATIONS [3]	61,683	46,367	19,674	8,204	48,854	-	184,782

[1] Teekay Corporation's proportionate share of the net earnings of its publicly-traded subsidiaries.

[2] Minority interest income (expense) in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners' share net income (loss) of the respective joint ventures. Minority interest income (expense) in the Consolidation Adjustments column represents the public's share of th income (loss) of Teekay's publicly-traded subsidiaries.

[3] Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on s vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Pleas the Company's web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP fin measure.

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TEEKAY CORPORATION
APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

Three Months Ended March 31, 2008
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	219,887	60,135	55,982	231,664	567,668
Vessel operating expenses	86,353	16,370	11,623	31,097	145,443
Time-charter hire expense	35,475	11,720	-	97,726	144,921
Depreciation and amortization	46,074	9,673	14,195	27,765	97,707
General and administrative	27,682	5,667	5,611	28,711	67,671
Gain on sale of vessels and equipment	-	-	-	(496)	(496)
Restructuring charge	-	1,500	-	-	1,500
Income from vessel operations	24,303	15,205	24,553	46,861	110,922

Three Months Ended December 31, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	224,824	53,554	47,991	187,762	514,131
Vessel operating expenses	87,712	14,661	7,844	28,026	138,243
Time-charter hire expense	40,395	10,221	-	95,244	145,860
Depreciation and amortization	46,275	10,054	12,162	26,206	94,697
General and administrative	25,030	4,584	5,106	25,361	60,081
Loss on sale of vessels and equipment	1,055	-	-	-	1,055
Income from vessel operations	24,357	14,034	22,879	12,925	74,195

Three Months Ended March 31, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	220,149	44,029	37,472	157,806	459,456
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation and amortization	45,722	8,468	10,794	14,279	79,263
General and administrative	25,506	4,476	5,199	23,616	58,797
Income from vessel operations	44,890	15,558	15,021	49,985	125,454

(1) Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Company's future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market during the remainder of 2008, and spot tanker charter rates; expected demand in the offshore oil production sector and the demand for vessels; the Company's future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; and the commencement of charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; shipyard production delays; the Company's future capital expenditure requirements; the Company's, Teekay LNG's, Teekay Offshore's, and Teekay Tankers' potential inability to raise financing to purchase additional vessels; conditions in the United States capital markets; changes affecting the conventional tanker market; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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